

SEC[barcode: 09056640]MMISSION

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-39753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue 24th Floor
(No. and Street)

New York   **New York**   **10017**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen de Got   **(212) 805-8300**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP

(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	New York	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant`
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

-1-

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Stephen de Got__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ecoban Securities Corporation__, as of __December 31, 2008__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President   Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



Farkouh
Furman Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
  Ecoban Securities Corporation:

We have audited the statement of financial condition of Ecoban Securities Corporation, a wholly-owned subsidiary of Ecoban Finance Limited LLC, as at December 31, 2008 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecoban Securities Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 12, 2009

– 2 –



460 Park Avenue   New York, New York 10022   T 212.245.5900   F 212.586.3240   www.fffcpas.com

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 100,075
Due from parent	124,050
Prepaid expenses	933
Total assets	$ 225,058

LIABILITIES

Accrued expenses and taxes	$ 10,614

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	278,932
Accumulated (deficit) (see statement attached)	(64,591)
Total stockholder's equity	214,444
Total liabilities and stockholder's equity (see statement attached)	$ 225,058

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:
Fees.. $ 42,000

EXPENSES:
Compensation and benefits.. 15,672
Other operating expenses... 38,988
Regulatory fees... 667

55,327

(Loss) before income taxes.. (13,327)

Provision for income taxes.. 685

NET (LOSS) (TO STATEMENT OF STOCKHOLDER'S EQUITY)................................. $ (14,012)

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED (DEFICIT)	TOTAL
BALANCE, JANUARY 1, 2008................................	$ 103	$ 278,932	$ (50,579)	$ 228,456
NET (LOSS) (STATEMENT ATTACHED).................			(14,012)	(14,012)
BALANCE, DECEMBER 31, 2008 (TO STATEMENT OF FINANCIAL CONDITION).........	$ 103	$ 278,932	$ (64,591)	$ 214,444

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss).. $ (14,012)

Adjustments to reconcile net (loss) to net cash (used) for operating activities:

    Decrease in prepaid expenses... 862

    (Decrease) in accrued expenses and taxes... (2,550)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS............................ (15,700)

Cash and cash equivalents - January 1, 2008.. 115,775

CASH AND CASH EQUIVALENTS - DECEMBER 31, 2008........................ $ 100,075

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes.. $ 685

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

ORGANIZATION:

Ecoban Securities Corporation (a wholly-owned subsidiary of Ecoban Finance Limited LLC), the "Company", is registered as a broker and dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority. The Company operates primarily as the exclusive agent for its parent to sell debt securities owned by them. In addition, the Company may, from time to time, purchase and sell debt and equity securities for other purposes. All trading activity and transactions during the year were consummated for the benefit of its parent. The Company conducts operations exclusively in New York.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS – Interest-bearing deposits with maturities at acquisition of 30 days or less are considered cash equivalents.

FEES AND COMMISSIONS – Fees are accrued as earned and commissions are earned and recorded on a trade-date basis.

ESTIMATES –The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

NET CAPITAL AND RESERVE REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $89,461 which was $84,461 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

RELATED PARTY TRANSACTIONS:

The Company charges its parent a monthly standby fee plus commissions based on the number of trades executed by the Company on behalf of its parent and the Company is charged by its parent for personnel, administrative services and rent. Fees earned from the parent were $42,000. There were no commissions earned in 2008. Amounts charged by the parent for personnel and administrative services of $16,681 have been expensed in the accompanying statement of operations. Rent expense of $4,500 was charged by the parent, who holds the lease agreement for the shared space.

INCOME TAXES:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

SFAS No. 109 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2008, such temporary differences resulted from net operating loss carry forwards totaling approximately $67,000 that may be offset against future income through 2028. However, no tax benefit has been recorded in the 2008 financial statements because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the approximate $20,000 tax benefit of the carryforward loss has been offset by a valuation allowance of the same amount. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carryforward. The expected tax benefit of approximately $20,000 that would result from applying federal statutory tax rates to the pretax loss of $13,327 differs from amounts reported in the financial statements because of the $9,500 increase in the valuation allowance.

The provision for income taxes of $685 for the year ended December 31, 2008 represents state and local taxes.

(Continued)   - 8 -

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

FAIR VALUE ACCOUNTING:

Substantially all of the Company's assets and liabilities are carried at amounts which approximate fair value.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity... $ 214,444

Less unallowed assets.. 124,983

Net capital... $ 89,461

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Total liabilities which represent aggregate indebtedness.............................. $ 10,614

Minimum capital required (the greater of $5,000 or 6-2/3%
   of aggregate indebtedness).. $ 5,000

Capital in excess of minimum requirements.. $ 84,461

Ratio of aggregate indebtedness to net capital..   0.12

There are no differences between the above calculations and the unaudited
focus form X-17A-5 Part II filing for December 31, 2008.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2008

The Company claims a (k) (2) (i) exemption of Rule 15(c)3-3 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.



Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Ecoban Securities Corporation:

In planning and performing our audit of the financial statements and supplementary information of Ecoban Securities Corporation (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3



460 Park Avenue   New York, New York 10022   T 212.245.5900   F 212.586.3240   www.fffcpas.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parkur, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 12, 2009

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS AT DECEMBER 31, 2008
AND
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a public document.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

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